EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor				Successor
				Period from	Period from
				January 1	February 25
				through	through
				February 24,	December 31,
	2002	2003	2004	2005	2005	2006
Pre-tax income (loss) from continuing operations before adjustments for minority interests in consolidated subsidiaries or income or loss from equity investees	$69,934	$117,681	$192,885	$(160,237)	$140,749	$163,245

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	25,889	25,435	33,299	4,651	83,752	97,288
Capitalized interest	—	—	—	—	1,394	2,016
Interest related to discontinued operations	1,321	905	335	83	—	—

Rentals:
Buildings - 33%	20,862	23,237	25,039	4,169	22,871	27,736

Office and other equipment - 33%	6,127	6,761	8,691	1,771	9,054	11,337

Total fixed charges	$54,199	$56,338	$67,364	$10,674	$117,071	$138,377

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	$122,812	$173,114	$259,914	$(149,646)	$256,426	$299,606

Ratio of earnings to fixed charges	2.2659	3.0728	3.8584	(A )	2.1903	2.1651

(A) In the predecessor period of January 1, 2005 to February 24, 2005 the ratio coverage was less than 1.1. The Company would have had to generate additional earnings of approximately $160.3 million to achieve a coverage ratio of 1:1.